   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1994
                                                          REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           MERRILL LYNCH & CO., INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   DELAWARE
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                  13-2740599
                     (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            WORLD FINANCIAL CENTER
                                  NORTH TOWER
                         NEW YORK, NEW YORK 10281-1334
                                (212) 449-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                           ROSEMARY T. BERKERY, ESQ.
                           ASSOCIATE GENERAL COUNSEL
                           MERRILL LYNCH & CO., INC.
                            WORLD FINANCIAL CENTER
                                  NORTH TOWER
                         NEW YORK, NEW YORK 10281-1334
                                (212) 449-6990
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
       NORMAN D. SLONAKER, ESQ.               DONALD R. CRAWSHAW, ESQ.
             BROWN & WOOD                        SULLIVAN & CROMWELL
        ONE WORLD TRADE CENTER                    125 BROAD STREET
       NEW YORK, NEW YORK 10048               NEW YORK, NEW YORK 10004
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.
                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

TITLE OF EACH CLASS OF SECURITIES                             PROPOSED MAXIMUM         PROPOSED MAXIMUM        AMOUNT OF
        TO BE REGISTERED           AMOUNT TO BE REGISTERED OFFERING PRICE PER UNIT AGGREGATE OFFERING PRICE REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------------------
Preferred Stock, par value
 $1.00 per share..........            100,000 shares(1)              (1)                 $600,000,000           $206,898
Depositary Shares.........                   (2)                    None                     None                 None

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Such number of shares of Preferred Stock, not to exceed 100,000 shares, as may from time to time be issued at prices which have not as yet been determined, but with an aggregate initial offering price not to exceed $600,000,000.
(2) Such indeterminate number of Depositary Shares to be evidenced by Depositary Receipts issued pursuant to a Deposit Agreement. In the event the Registrant elects to offer to the public fractional interests in shares of the Preferred Stock registered hereunder, Depositary Receipts will be distributed to those persons purchasing such fractional interests and the shares of Preferred Stock will be issued to the Depositary under the Deposit Agreement.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE        +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

       SUBJECT TO COMPLETION AND AMENDMENT, ISSUE DATE SEPTEMBER 2, 1994

PROSPECTUS

                     [LOGO OF MERRILL LYNCH APPEARS HERE]

                           MERRILL LYNCH & CO., INC.

                     PREFERRED STOCK AND DEPOSITARY SHARES

                                  -----------

  Merrill Lynch & Co., Inc. (the "Company") intends to offer from time to time, in one or more series, up to 100,000 shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"). The Preferred Stock offered hereby may be denominated in any currency or composite currency, including the European Currency Unit, as shall be designated by the Company. The Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered in separate series in amounts, at prices and on terms determined at the time of sale and set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement").

  The specific terms of each issuance of Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which in each case will include the specific designation, the aggregate number of shares offered, the dividend rate or method of calculation, the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, the currency, if not the U.S. dollar, in which dividends and liquidation preference will be denominated, voting rights, if any, any terms for redemption at the option of the holder or the Company and the initial public offering or purchase price.

  The Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and as to any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                                  -----------

  The Securities may be sold by the Company directly to purchasers, through Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") as agent or through public offerings underwritten by MLPF&S or by underwriting syndicates managed or co-managed by MLPF&S. The Prospectus Supplement will also set forth with respect to the sale of Securities in respect of which this Prospectus is being delivered the name of the agent or the name or names of any underwriters, any applicable commissions or discounts, the net proceeds to the Company from such sale and any other terms of the offering. Any underwriter or agent participating in the offering may be deemed an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" for possible indemnification arrangements for the agent, any underwriters and their controlling persons.

  This Prospectus and related Prospectus Supplement may be used by MLPF&S in connection with offers and sales related to market-making transactions in the Securities. MLPF&S may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Securities in any jurisdiction shall not constitute an offer in that jurisdiction of any of the other Securities covered by this Prospectus.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                   The date of this Prospectus is    , 1994.

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THE OFFERING OF THE SECURITIES MADE HEREBY NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, the American Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange.

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act, covering the Securities. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 31, 1993, Quarterly Reports on Form 10-Q for the quarters ended April 1, 1994 and July 1, 1994, and Current Reports on Form 8-K dated January 20, 1994, January 24, 1994, January 27, 1994, February 3, 1994, March 9, 1994, March 24, 1994,
March 30, 1994, March 31, 1994, April 18, 1994, May 6, 1994, July 19, 1994 and
August 2, 1994 filed pursuant to Section 13 of the Exchange Act, are hereby incorporated by reference into this Prospectus.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY (WITHOUT EXHIBITS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE) OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO MR. GREGORY T. RUSSO, SECRETARY, MERRILL LYNCH & CO., INC., 100 CHURCH STREET, 12TH FLOOR, NEW YORK, NEW YORK 10080-6512; TELEPHONE NUMBER (212) 602-8435.

                           MERRILL LYNCH & CO., INC.

  Merrill Lynch & Co., Inc. is a holding company that, through its subsidiaries and affiliates, provides investment, financing, insurance and related services worldwide. Its principal subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated, is one of the largest securities firms in the world. MLPF&S is a broker in securities, options contracts, and commodity and financial futures contracts, an underwriter of selected insurance products, a dealer in options and in corporate and municipal securities and an investment banking firm. Merrill Lynch Government Securities Inc. is a primary dealer in obligations issued by the U.S. Government or agencies thereof or guaranteed or insured by Federal agencies or instrumentalities. Merrill Lynch Asset Management, L.P. manages mutual funds and provides investment advisory services. Merrill Lynch Capital Services, Inc. and Merrill Lynch Derivative Products, Inc. are the Company's primary derivative subsidiaries which enter into interest rate and currency swaps and other derivative transactions. Other subsidiaries provide financial services outside the United States similar to those of MLPF&S and are engaged in such other activities as international banking, lending and providing other investment and financing services. The Company's insurance underwriting and marketing operations consist of the underwriting of life insurance and annuity products through subsidiaries of Merrill Lynch Insurance Group, Inc., and the sale of life insurance and annuities through Merrill Lynch Life Agency Inc. and other life insurance agencies associated with MLPF&S.

  The principal executive office of the Company is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; its telephone number is (212) 449-1000.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes. Such uses may include the funding of investments in, or extensions of credit to, its subsidiaries, the funding of assets held by the Company or its subsidiaries, including securities inventories, customer receivables and loans (including business loans, home equity loans, and loans in connection with investment banking-related merger and acquisition activities), and the refunding of maturing indebtedness. The precise amount and timing of investments in, and extensions of credit to, its subsidiaries will depend upon their funding requirements and the availability of other funds to the Company and its subsidiaries. Pending such applications, the net proceeds will be temporarily invested or applied to the reduction of short-term indebtedness. Management of the Company expects that it will, on a recurrent basis, engage in additional financings as the need arises to finance the growth of the Company or to lengthen the average maturity of its borrowings. To the extent that Securities being purchased for resale by MLPF&S are not resold, the aggregate proceeds to the Company and its subsidiaries would be reduced.

                         SUMMARY FINANCIAL INFORMATION

  The following summary of certain consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements, condensed financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and Quarterly Report on Form 10-Q for the period ended July 1, 1994. See "Incorporation of Certain Documents by Reference". The condensed consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the periods ended July 1, 1994 and June 25, 1993 are unaudited; however, in the opinion of management of the Company, all adjustments, consisting only of normal recurring accruals and a non-recurring pretax lease charge of $103.0 million in 1993 related to the Company's decision not to occupy certain space at its World Financial Center Headquarters ("Headquarters") facility, necessary for a fair statement of the results of operations have been included. The year-end results include 52 weeks for 1989, 1990, 1991, and 1992 and 53 weeks for 1993.

  The Company conducts its business in highly volatile markets. Consequently, the Company's results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, investor sentiment, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period. Thus, interim results may not necessarily be representative of the full year results of operations.

                                       YEAR ENDED LAST FRIDAY IN DECEMBER                        SIX MONTHS ENDED
                          ---------------------------------------------------------------   ---------------------------
                             1989         1990        1991         1992          1993       JUNE 25, 1993  JULY 1, 1994
                          -----------  ----------- ----------- ------------  ------------   -------------  ------------
                                                       (IN THOUSANDS, EXCEPT RATIOS)

Revenues................  $11,273,223  $11,147,229 $12,352,812 $ 13,412,668  $ 16,588,177 | $  7,921,993   $  9,219,111
Net Revenues............  $ 5,902,195  $ 5,783,329 $ 7,246,468 $  8,577,401  $ 10,558,230 | $  5,166,613   $  5,229,547
Earnings (loss) before                                                                    |
 income taxes, discon-                                                                    |
 tinued operations, and                                                                   |
 cumulative effect of                                                                     |
 changes in accounting                                                                    |
 principles(1)..........  $  (158,386) $   282,328 $ 1,017,418 $  1,621,389  $  2,424,808 | $  1,185,229   $  1,084,870
Discontinued operations                                                                   |
 (net of income tax-                                                                      |
 es)(1).................  $     3,981           --          --           --            -- |           --             --
Cumulative effect of                                                                      |
 changes in accounting                                                                    |
 principles (net of ap-                                                                   |
 plicable income tax-                                                                     |
 es)(1).................           --           --          -- $    (58,580) $    (35,420)| $    (35,420)            --
Net earnings (loss)(1)..  $  (213,385) $   191,856 $   696,117 $    893,825  $  1,358,939 | $    652,013   $    623,568
Ratio of earnings to                                                                      |
 combined fixed charges                                                                   |
 and preferred stock                                                                      |
 dividend require-                                                                        |
 ments(2)...............           --          1.1         1.2          1.3           1.4 |          1.4            1.3
Total assets(3).........  $63,942,263  $68,129,527 $86,259,343 $107,024,173  $152,910,362 | $130,631,933   $174,006,536
Long-term borrowings(4).  $ 6,897,109  $ 6,341,559 $ 7,964,424 $ 10,871,100  $ 13,468,900 | $ 12,525,414   $ 15,289,293
Stockholders' equity(5).  $ 3,151,343  $ 3,225,430 $ 3,818,088 $  4,569,104  $  5,485,913 | $  5,267,155   $  5,628,394

- --------
(1) Net loss for 1989 includes an after-tax reduction of $395,000,000 ($470,000,000 before income taxes) resulting from a provision for the costs of divesting certain nonstrategic product lines and business activities, consolidating and relocating selected retail and support facilities, and downsizing certain other operations. Results for 1989 have been restated to reflect the effects of discontinued operations related to the sale of the Company's real estate brokerage, relocation, and related services subsidiary, Fine Homes International, L.P. ("FHI"), in the third quarter of 1989. Discontinued operations include the results of FHI's operations through September 15, 1989 (the date of final disposition) and the loss on disposal in 1989. Net earnings for 1992 have been reduced by $58,580,000 to reflect the effects of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." Net earnings for 1993 have been reduced by $35,420,000 to reflect the effect of the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
(2) For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, that portion of rentals estimated to be representative of the interest factor, amortization of debt expenses, and preferred stock dividend requirements of majority-owned subsidiaries. In 1989, combined fixed charges and preferred stock dividend requirements exceeded pretax earnings before combined fixed charges and preferred stock dividend requirements by $187,564,000.
(3) On January 1, 1994, the Company adopted Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" which increased assets and liabilities at July 1, 1994 by approximately $13,500,000,000.
(4) To finance its diverse activities, the Company and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings significantly varies with the level of general business activity, on July 1, 1994, $623,101,000 of bank loans and $13,932,942,000 of commercial paper were outstanding. In addition, certain of the Company's subsidiaries lend securities and enter into repurchase agreements to obtain financing. At July 1, 1994, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $1,525,237,000 and $60,081,702,000, respectively. From July 2, 1994 to August 29, 1994, long-term borrowings, net of new issuances, decreased in the amount of approximately $391,840,000.
(5) Stockholders' equity for 1993 has been increased by $21,355,000 to reflect the effect of the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

SIX MONTHS ENDED JULY 1, 1994

  Strong financial markets, evident throughout 1993 and continuing into the first six weeks of 1994, weakened during the remainder of the 1994 first-half primarily as a result of higher interest rates, unsettled currency markets, and investor caution. Persistent inflation concerns prompted the Federal Reserve to increase short-term interest rates throughout the first six months of 1994. Rising U.S. and European interest rates, a weak U.S. dollar, reduced underwriting volumes, and unsettled international financial markets contributed to lower levels of business activity industrywide.

  Financial markets continued to weaken in July 1994 leading to lower volumes in many business areas. These market conditions negatively affected net revenues. Average net revenues for the first five weeks of the 1994 third quarter were approximately 14% below the average weekly net revenues for the 1994 second quarter.

  For the first six months of 1994, net earnings were $623.6 million, down $28.4 million (4%) from the $652.0 million reported in last year's record first-half. Net earnings for the 1993 period included a $35.4 million cumulative effect charge (net of $25.1 million of applicable income tax benefits) related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Earnings before the cumulative effect of the change in accounting principle decreased 9% from the $687.4 million reported in the 1993 first-half. Earnings per common share for the first six months of 1994 were $2.87 primary and fully diluted versus $2.88 primary and $2.87 fully diluted ($3.04 primary and $3.03 fully diluted, before the 1993 cumulative effect charge) in the prior year's period.

  As previously reported, 1993 six month results included a non-recurring pretax lease charge totaling $103.0 million ($59.7 million after income taxes) related to the Company's decision not to occupy certain office space at its Headquarters facility. An agreement to sublet this space was entered into in the 1993 fourth quarter.

  Total revenues increased 16% from the 1993 six-month period to $9,219 million. Net revenues (revenues after interest expense) increased 1% in the 1994 first-half to $5,230 million.

  Commission revenues increased 12% from the 1993 six-month period to $1,559 million on the strength of higher mutual fund, commodity, and listed securities transactions commissions. Mutual fund commissions benefited from increased distribution fees and redemption fees earned on mutual funds sold in prior periods. Sales of third party mutual funds were up from a year ago; however, transactions in such funds declined during the 1994 second quarter. Commissions on listed securities and commodity transactions benefited from higher trading volume.

  Interest and dividend revenues for the first six months of 1994 rose 37% to $4,517 million. Interest expense, which includes dividend expense, increased 45% to $3,990 million. Net interest profit decreased 1% to $528 million, due primarily to an increase in short-term interest rates and a general flattening of the yield curve, which is the difference between short-term and long-term interest rates. As a result, interest spreads declined, while financing and hedging costs increased from the comparable 1993 period.

  Principal transactions revenues decreased 18% for the 1994 six-month period to $1,228 million. Fixed-income and foreign exchange trading revenues, in the aggregate, decreased due to lower revenues from corporate bonds and preferred stock, non-U.S. government and agency securities, foreign exchange activities, and money market instruments, partially offset by higher revenues from swaps and derivatives, and U.S. Government and agency securities. Equity and commodity trading revenues, in the aggregate, also decreased due to a loss from convertible securities, partially offset by higher revenues from commodities trading and foreign equities activities.

  Investment banking revenues totaled $766 million, down 11% in the 1994 first-half. Underwriting activity was slow as industrywide volume in the 1994 second quarter fell to the lowest level since the 1991 third quarter. Lower underwriting revenues were reported in corporate debt and preferred stock, convertible securities, and municipal bonds. Strategic services revenues, which include merger and acquisition fees and advisory service fees, benefited from an increase in merger and acquisition advisory assignments in various industries.

  Asset management and portfolio service fees increased 18% to $876 million due, in part, to increases in stock and bond fund assets under management. Other revenues rose 106% from the 1993 first-half to $273 million. Contributing to this advance were net realized investment gains in the 1994 period, compared with net investment losses in the year-ago period.

  Non-interest expenses increased 4% over the corresponding 1993 period to $4,145 million (7% excluding the non-recurring lease charge of $103.0 million). Compensation and benefits expense, which represented approximately 64% of non-interest expenses, rose 4% from the 1993 six-month period. An increase in the number of full-time employees led to higher base wages, benefit expenses, and production-related compensation. Offsetting this increase was lower incentive compensation tied to reduced profitability. Compensation and benefits expense, as a percentage of net revenues, was 50.6% in the 1994 first-half compared with 49.2% in the corresponding 1993 period.

  Occupancy costs decreased 35% compared to the corresponding 1993 period (6% excluding the non-recurring pretax lease charge of $103.0 million), benefiting from continued relocation of support staff to lower cost facilities and reduced space requirements at the Headquarters facility. Other facilities-related costs, which include communications and equipment rental expense and depreciation and amortization expense, rose 11% primarily due to the increased use of market data services and higher depreciation expense from the acquisition of technology-related equipment.

  Brokerage, clearing, and exchange fees were up 23% from last year's six-month period due to increased clearinghouse fees related to risk management activities in volatile markets and higher commodity trading volume. Advertising and market development expenses rose 15% from the 1993 six-month period as a result of increased international business activity and higher recognition program costs, particularly in the first quarter of 1994. Professional fees were up 43% from the year-ago period due, in part, to increased system consulting fees related to technology improvements. Other expenses advanced 9% due to increased provisions related to customer receivables and higher client-related printing costs.

  Income tax expense totaled $461 million for the 1994 first-half, down 7% from the year earlier period. The effective tax rate for the 1994 six-month period was 42.5% versus 42.0% in the comparable 1993 period.

  On January 1, 1994, the Company adopted Financial Accounting Standards Board Interpretation No. 39 ("Interpretation No. 39"), "Offsetting of Amounts Related to Certain Contracts." Interpretation No. 39 affects the financial statement presentation of balances related to swap, forward, and other similar exchange or conditional type contracts, and certain unconditional type contracts. Prior to the adoption of Interpretation No. 39, the Company followed industry practice in reporting balances related to certain types of contracts on a net basis. Unrealized gains and losses for swap, forward, and other similar contracts were reported net on the balance sheet by contract type, while certain receivables and payables related to resale and repurchase agreements were reported net by counterparty. The effect of Interpretation No. 39 increased assets and liabilities at July 1, 1994 by approximately $13.5 billion.

  The Company believes that its equity base is adequate relative to the level and composition of its assets and the mix of its businesses.

  In the normal course of business, the Company underwrites, trades, and holds non-investment grade securities in connection with its market-making, investment banking, and derivative structuring activities.

These activities are subject to risks related to the creditworthiness of the issuers and the liquidity of the market for such securities, in addition to the usual risks associated with investing in, extending credit, underwriting, and trading in investment grade instruments. At July 1, 1994, the fair value of long and short non-investment grade trading inventories amounted to $3,507 million and $474 million, respectively, and in the aggregate (i.e., the sum of long and short trading inventories), represented 4.2% of aggregate consolidated trading inventories.

  At July 1, 1994, the carrying value of the extensions of credit provided to corporations entering into leveraged transactions aggregated $249 million (excluding unutilized revolving lines of credit and other lending commitments of $54 million), consisting primarily of senior term and subordinated financings to 36 medium-sized corporations. At July 1, 1994, the Company had no bridge loans outstanding. Loans to highly leveraged corporations are carried at unpaid principal balance less a reserve for estimated losses. The allowance for loan losses is estimated based on a review of each loan, and consideration of economic, market, and credit conditions. Direct equity investments made in conjunction with the Company's investment and merchant banking activities aggregated $288 million at July 1, 1994, representing investments in 80 enterprises. Equity investments in privately-held corporations for which sale is restricted by government or contractual requirements are carried at the lower of cost or estimated net realizable value. At July 1, 1994, the Company held interests in partnerships, totaling $96 million (recorded on the cost basis), that invest in highly leveraged transactions and non-investment grade securities. Prior to July 1, 1994, the Company had a co-investment arrangement to enter into direct equity investments. At July 1, 1994, the additional co-investment commitments were $12 million. At July 1, 1994, the Company also committed to invest an additional $29 million in partnerships that invest in leveraged transactions.

  Subsequent to July 1, 1994, the Company committed to invest up to $50 million over a five-year period in a partnership that may invest in leveraged transactions. In addition, subsequent to July 1, 1994, the Company has committed to lend up to $126 million to a non-investment grade borrower, of which $40 million has been advanced.

  The Company's insurance subsidiaries hold non-investment grade securities. At July 1, 1994, non-investment grade insurance investments were $431 million, representing 6.8% of total insurance investments. At July 1, 1994, non-investment grade securities of insurance subsidiaries were classified as trading or available-for-sale and were carried at fair value.

  At July 1, 1994, the largest non-investment grade concentration consisted of various issues of a Latin American sovereign totaling $375 million, of which $95 million represented on-balance sheet hedges for off-balance sheet instruments. No single industry sector accounted for more than 19% of total non-investment grade positions. At July 1, 1994, the Company held an aggregate carrying value of $257 million in debt and equity securities of issuers in various stages of bankruptcy proceedings. Approximately 63% of this amount resulted from the Company's market-making activities.

FISCAL YEAR 1993

  Net earnings for 1993 were a record $1,358.9 million, an increase of $465.1 million (52%) above the $893.8 million reported for 1992. Results for 1993 include a non-recurring pretax lease charge in the first quarter totaling $103.0 million ($59.7 million after income taxes) related to the Company's decision not to occupy certain space at its Headquarters facility. The 1993 results also reflect the early adoption of Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of this change in accounting principle reduced 1993 net earnings by $35.4 million. Net revenues (revenues after interest expense) reached a record $10,558 million, up 23% over the $8,577 million reported in 1992. Total 1993 revenues advanced 24% to $16,588 million versus $13,413 million for the prior year.

  Commission revenues increased 19% in 1993 to $2,894 million due primarily to the continued growth of listed securities transactions, increases in sales of mutual funds and higher revenues from other commission categories. Commissions on listed securities benefited from higher trading volume and increases in average market prices. Mutual fund commissions benefited from increased sales of front-end funds. Strong 1992 sales led to an increase in 1993 distribution fees for deferred-charge funds, however, redemption fees declined from 1992 due to lower levels of redemptions. Interest and dividend revenues in 1993 were $7,099 million, up 22% from 1992. Interest expense (including dividend expense) rose 25% in 1993 to $6,030 million. As a result, in 1993 net interest and dividend profit advanced 10% to $1,069 million, compared to the $971 million reported in 1992. This increase in net interest and dividend profit resulted from the expansion of collateralized borrowing and lending activities, the increased use of interest-free funds due to a larger equity base, and reduced funding costs due to lower interest rates and improved credit ratings.

  Principal transactions revenues rose to record levels in 1993, up 35% to $2,920 million from the $2,166 million reported in 1992. Fixed-income and foreign exchange revenues, in the aggregate, increased on higher revenues from swaps and derivatives, corporate bonds and preferred stocks, and non-U.S. governments and agencies. These advances were somewhat offset by lower revenues from foreign exchange. In addition, 1993 mortgage-backed securities principal transactions revenues were essentially break-even; however, net revenues, including related hedges and net interest, were positive, although below 1992 levels. Equity trading revenues increased primarily due to higher volume and prices in over-the-counter and foreign equity markets. Investment banking revenues increased 23% to a record $1,831 million from the $1,484 million reported in 1992. Underwriting revenues benefited from the low interest rate environment, as corporations refinanced higher interest-bearing debt with lower rate issuances, or raised capital through equity offerings. Investor demand remained strong for equity and high-yield bond underwritings which offer the potential for increased returns compared with other investment alternatives. Asset management and portfolio service fees were also a record, advancing 24% to $1,558 million from the $1,253 million reported last year. Increased fees earned from asset management activities, the Merrill Lynch Consults (Registered Trademark) portfolio management service and other fee-based portfolio services businesses contributed to these favorable results. Asset management fees increased from 1992 due primarily to asset growth in stock and bond funds. Merrill Lynch Consults revenue increased due to the growth in the number of accounts and higher asset levels. Other revenues rose 1% to $285 million due to higher fees generated from increased home equity loan activity, partially offset by net investment losses related primarily to provisions for merchant banking activities.

  Non-interest expenses totaled $8,133 million, up 17% from the $6,956 million in 1992. Excluding the 1993 first quarter non-recurring lease charge totaling $103.0 million, non-interest expenses were up 15%. Compensation and benefits expense, which represented approximately 65% of total non-interest expenses, increased 20% from 1992 due to higher production-related compensation and increases in incentive compensation linked to the Company's improved profitability and return on common equity. Nevertheless, compensation and benefits expense, as a percentage of net revenues, declined to 49.8% from 50.9% in 1992. Facilities-related costs, including occupancy, communications and equipment rental, and depreciation and amortization, increased 13% from 1992 (3% excluding the non-recurring lease charge). Advertising and market development expenses increased 25% reflecting higher sales promotion and recognition program costs for Financial Consultants that are tied to increased business activity. In addition, travel costs were up as the increase in business volume led to additional domestic and international travel, while favorable markets contributed to the expansion of certain discretionary national and local advertising campaigns. Professional fees increased 13% due to technology upgrades which required the use of system and management consultants, as well as higher employment agency fees. Brokerage, clearing, and exchange fees were up 1% as a result of increased trading volume, while other expenses increased 5% principally as a result of additions to loss provisions related to litigation and claims.

  Income tax expense was $1,030 million versus $669 million in the prior year as the effective rate in 1993 rose to 42.5%, compared with 41.3% a year ago. The higher effective tax rate in 1993 related to the increase in the Federal statutory rate from 34% in 1992 to 35% in 1993 due to legislation raising corporate income tax rates retroactive to January 1, 1993.

  The Company's Board of Directors declared a two-for-one common stock split effected in the form of a 100% stock dividend paid November 24, 1993 to stockholders of record on October 22, 1993. All share and per share data presented herein have been restated to reflect the common stock split.

  The Company believes that its equity base is adequate relative to the level and composition of its assets and the mix of its businesses.

  In the normal course of business, the Company underwrites, trades, and holds non-investment grade securities in connection with its market-making, investment banking and derivative structuring activities. These activities are subject to risks related to the creditworthiness of the issuers and the liquidity of the market for such securities, in addition to the usual risks associated with investing, extending credit, underwriting, and trading in investment grade instruments. At December 31, 1993, the fair value of long and short non-investment grade trading inventories amounted to $3,129 million and $214 million, respectively, and in the aggregate (i.e., the sum of long and short trading inventories), represented 4.6% of aggregate consolidated trading inventories.

  At December 31, 1993, the carrying value of extensions of credit provided to corporations entering into leveraged transactions aggregated $435 million (excluding unutilized revolving lines of credit and other lending commitments of $49 million), consisting primarily of senior term and subordinated financings to 42 medium-sized corporations. At December 31, 1993, the Company had no bridge loans outstanding. Loans to highly leveraged corporations are carried at unpaid principal balance less a reserve for estimated losses. The allowance for loan losses is estimated based on a review of each loan, and considerations of economic, market, and credit conditions. Direct equity investments made in conjunction with the Company's investment and merchant banking activities aggregated $276 million at December 31, 1993, representing investments in 82 enterprises. Equity investments in privately held corporations for which sale is restricted by government or contractual requirements are carried at the lower of cost or net realizable value. At December 31, 1993, the Company held interests in partnerships, totaling $92 million that invest in highly leveraged transactions and non-investment grade securities. Subsequent to December 31, 1993, the Company increased its partnership interests by $15 million. The Company has a co-investment arrangement to enter into direct equity investments. At December 31, 1993, the additional co-investment commitments were $49 million. The Company also has committed to invest an additional $19 million in partnerships that invest in leveraged transactions. Subsequent to year-end, the Company committed to invest up to $50 million in a partnership over a five-year period.

  The Company's insurance subsidiaries hold non-investment grade securities. At December 31, 1993, non-investment grade insurance investments were $458 million, representing 5.8% of the total insurance investments. At December 31, 1993, non-investment grade securities of insurance subsidiaries were classified as trading or available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1993, these investment securities were carried at fair value.

  At December 31, 1993, the largest non-investment grade concentration consisted of various issues of a Latin American sovereign totaling $341 million, of which $146 million represented on-balance sheet hedges. No one industry sector accounted for more than 15% of total non-investment grade positions. At December 31, 1993, the Company held an aggregate carrying value of $393 million in debt and equity securities of issuers who were in various stages of bankruptcy proceedings. Approximately 59% of this amount resulted from the Company's market-making activities.

                        DESCRIPTION OF PREFERRED STOCK

  The following summary contains a description of certain general terms of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), including the Certificate of Designations (the "Certificate of Designations") relating to each particular series of the Preferred Stock, which will be filed with the Commission at or prior to the time of sale of such Preferred Stock.

GENERAL

  Under the Certificate of Incorporation, the Company has authority to issue 25,000,000 shares of undesignated preferred stock, par value $1.00 per share. The Board of Directors of the Company has the authority, without approval of the stockholders, to issue such shares of preferred stock in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. By resolutions adopted on April 19, 1994, the Board of Directors of the Company expressly delegated to the Executive Committee of the Board of Directors the authority to authorize the issuance from time to time of up to 100,000 shares of previously undesignated preferred stock (having an aggregate liquidation preference not exceeding $600,000,000) in one or more series and upon such terms as the Executive Committee may deem appropriate.

  In addition, as described under "Description of Depositary Shares" below, the Company, at its option, may elect to offer depositary shares (the "Depositary Shares") evidenced by depositary receipts, each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of Preferred Stock) of a share of the particular series of Preferred Stock issued and deposited with a depositary, in lieu of offering full shares of such series of Preferred Stock.

  The shares of any series of Preferred Stock will be, when issued and sold, fully paid and nonassessable and holders thereof shall have no preemptive rights in connection therewith. Each series of Preferred Stock will rank on a parity with all other outstanding series of preferred stock issued by the Company as to payment of dividends (except with respect to cumulation thereof) and as to the distribution of assets upon liquidation, dissolution, or winding up of the Company. As of July 1, 1994, there were outstanding 1,938 shares of Remarketed Preferred SM ("RP (R)") Stock, Series C. Each series of Preferred Stock will rank prior to the common stock, par value $1.33 1/3 per share (the "Common Stock"), of the Company and any other stock of the Company that is expressly made junior to such series of Preferred Stock.

           will be the transfer agent, dividend disbursing agent and registrar for the shares of the Preferred Stock.

DIVIDENDS AND DISTRIBUTIONS

  Holders of shares of the Preferred Stock will be entitled to receive, as, if and when declared by the Board of Directors of the Company (or a duly authorized committee thereof) out of funds legally available for the payment of dividends, cash dividends at the rate set forth in, or calculated in accordance with the formula set forth in, the Prospectus Supplement. Dividends on the Preferred Stock may be cumulative ("Cumulative Preferred Stock") or noncumulative ("Noncumulative Preferred Stock") as provided in the Prospectus Supplement. Unless otherwise provided in the Prospectus Supplement, dividends on the Cumulative Preferred Stock will be cumulative from the date of original issue of such series and will be payable quarterly in arrears on the dates specified in the Prospectus Supplement. If any date so specified as a dividend payment date is not a business day, dividends (if declared) on the Preferred Stock (unless otherwise provided in the Prospectus Supplement) will be paid on the immediately succeeding business day, without interest. The Prospectus

Supplement will set forth the applicable dividend period with respect to a dividend payment date. If the Board of Directors of the Company (or a duly authorized committee thereof) fails to declare a dividend on any series of Noncumulative Preferred Stock for any dividend period, the Company shall have no obligation to pay a dividend for such period, whether or not dividends on such series of Noncumulative Preferred Stock are declared for any future dividend period. Dividends on the Preferred Stock will be payable to holders of record as they appear on the stock books of the Company on such record dates, not more than thirty nor less than fifteen days preceding the payment dates thereof, as shall be fixed by the Board of Directors (or a duly authorized committee thereof). No full dividends will be declared or paid or set apart for payment on the preferred stock of any series ranking, as to dividends, on a parity with or junior to any other series of Preferred Stock for any period unless full dividends have been or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for (i) all dividend periods terminating on or prior to the date of payment of such full cumulative dividends (in the case of a series of Cumulative Preferred Stock) or (ii) the immediately preceding dividend period (in the case of a series of Noncumulative Preferred Stock). When dividends are not paid in full upon such series of Preferred Stock (whether Cumulative Preferred Stock or Noncumulative Preferred Stock), and any other preferred stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon shares of such series of Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends per share (which, in the case of Noncumulative Preferred Stock, shall not include any cumulation in respect of unpaid dividends for prior dividend periods) on the shares of such series of Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends on all outstanding shares of any such series of Preferred Stock have been declared and paid for all past dividend periods, in the case of a series of Cumulative Preferred Stock, or for the immediately preceding dividend period, in the case of Noncumulative Preferred Stock, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, the Common Stock of the Company or another stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock of the Company or upon any other stock of the Company ranking junior to or on parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock of the Company nor any other stock of the Company ranking junior to or on parity with such Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired, other than in connection with the distribution or trading thereof, for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation). Unless otherwise specified in the Prospectus Supplement, the amount of dividends payable for any period shorter than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month.

LIQUIDATION PREFERENCE

  Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock will have preference and priority over the Common Stock of the Company and any other class of stock of the Company ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, for payments out of or distributions of the assets of the Company or proceeds thereof, whether from capital or surplus, of the amount per share set forth in the Prospectus Supplement plus all dividends (whether or not earned or declared), accrued and unpaid thereon to the date of final distribution to such holders (but in the case of Noncumulative Preferred Stock, without cumulation of unpaid dividends for prior dividend periods), and after such payment the holders of Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or proceeds thereof should be insufficient to make the full liquidation payment in the amount per share set forth in the Prospectus Supplement, plus all accrued and unpaid dividends on the

Preferred Stock (but in the case of Noncumulative Preferred Stock without cumulation of unpaid dividends for prior dividend periods), and liquidating payments on any other preferred stock ranking as to liquidation, dissolution or winding up on a parity with the Preferred Stock, then such assets and proceeds will be distributed among the holders of the Preferred Stock and any such other preferred stock ratably in accordance with the respective amounts which would be payable on such shares of Preferred Stock and any such other preferred stock if all amounts thereon were paid in full. A consolidation or merger of the Company with one or more corporations will not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

REDEMPTION

  If specified in the Prospectus Supplement relating to a series of Preferred Stock, the Company may, at its option, at any time or from time to time on not less than 30 nor more than 60 days notice, redeem such series of Preferred Stock in whole or in part at the redemption prices and on the dates set forth in the applicable Prospectus Supplement.

  If less than all outstanding shares of a series of Preferred Stock are to be redeemed, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors of the Company (or a duly authorized committee thereof) to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of such series of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

VOTING RIGHTS

  Unless otherwise described in the applicable Prospectus Supplement, holders of the Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

  Whenever dividends payable on the Preferred Stock shall be in arrears for such number of dividend periods, whether or not consecutive, which shall in the aggregate contain a number of months equivalent to six calendar quarters, the holders of outstanding shares of the Preferred Stock (voting as a class with holders of shares of all other series of preferred stock ranking on a parity with the Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors on the terms set forth below. Such voting rights will continue, in the case of any series of Cumulative Preferred Stock, until all past dividends accumulated on shares of Cumulative Preferred Stock shall have been paid in full and, in the case of Noncumulative Preferred Stock, until all dividends on shares of Noncumulative Preferred Stock shall have been paid in full for at least one year. Upon payment in full of such dividends, such voting rights shall terminate except as expressly provided by law, subject to re-vesting in the event of each and every subsequent default in the payment of dividends as aforesaid. Holders of all series of preferred stock which are granted such voting rights (which rank on a parity with the Preferred Stock) will vote as a class, and, unless otherwise specified in the applicable Prospectus Supplement, each holder of shares of the Preferred Stock will have one vote for each share of stock held and each other series will have such number of votes, if any, for each share of stock held as may be granted to them. In the event that the holders of shares of the Preferred Stock are entitled to vote as described in this paragraph, the Board of Directors of the Company will be increased by two directors, and the holders of the Preferred Stock will have the exclusive right as members of such class, as outlined above, to elect two directors at the next annual meeting of stockholders.

  Upon termination of the right of the holders of the Preferred Stock to vote for directors as discussed in the preceding paragraph, the term of office of all directors then in office elected by such holders will terminate immediately. Whenever the term of office of the directors elected by such holders ends and the related special voting rights expire, the number of directors will automatically be decreased to such number as would otherwise prevail.

  So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Preferred Stock outstanding at the time (voting as a class with all other series of preferred stock ranking on a parity with the Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable), given in person or by proxy, either in writing or at a meeting, (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of the Certificate of Incorporation or the Certificate of Designations of the Preferred Stock designating such Preferred Stock and the preferences and privileges, relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, so as to materially and adversely affect any right, preference, privilege or voting power of the Preferred Stock or of the holders thereof; provided, however, that any increase in the amount of authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock, or any increase in the amount of authorized shares of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if all outstanding shares of Preferred Stock have been redeemed or sufficient funds have been deposited in trust to effect such a redemption which is scheduled to be consummated within three months after the time that such rights would otherwise be exercisable.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

  The Company may, at its option, elect to offer Depositary Shares, each representing a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below. In the event such option is exercised, receipts ("Depositary Receipts") for Depositary Shares will be issued to the public.

  The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among the Company, a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock in accordance with the terms of the offering described in the related Prospectus Supplement. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

  Pending the preparation of definitive Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts without charge to the holder thereof.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the related series of Preferred Stock to the record holders of Depositary Shares relating to such series of Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF STOCK

  Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of the related series of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. In no event will fractional shares of Preferred Stock be delivered upon surrender of Depositary Receipts to the Depositary.

REDEMPTION OF DEPOSITARY SHARES

  If the Company redeems a series of Preferred Stock represented by Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the related series of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

VOTING THE PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the series of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless such amendment has been approved by the holders of Depositary Receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions or voting or redemption rights, two-thirds, unless otherwise provided in the related Prospectus Supplement) of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed,
(ii) there has been a final distribution in respect of the related series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts or (iii) upon the consent of holders of Depositary Receipts representing not less than two-thirds of the Depositary Shares outstanding.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the related series of Preferred Stock and any redemption of such Preferred Stock. Holders of Depositary Receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

  The Depositary may refuse to effect any transfer of a Depositary Receipt or any withdrawal of shares of a series of Preferred Stock evidenced thereby until all such taxes and charges with respect to such Depositary Receipt or such shares of Preferred Stock are paid by the holders thereof.

MISCELLANEOUS

  The Depositary will forward all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and neither the Company nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or series of Preferred Stock unless satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary. Any such resignation or removal of the Depositary will take effect upon the appointment of a successor Depositary, which successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of the principal United States Federal income tax consequences of the purchase, ownership and disposition of shares of the Preferred Stock and the Depositary Shares is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. It deals only with shares of the Preferred Stock and Depositary Shares held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding shares of the Preferred Stock and Depositary Shares as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. Persons considering the purchase of shares of the Preferred Stock and Depositary Shares should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of shares of the Preferred Stock and Depositary Shares arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of shares of the Preferred Stock and Depositary Shares that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source. As used herein, the term "non-U.S. Holder" means a holder of shares of the Preferred Stock and Depositary Shares that is not a U.S. Holder.

U.S. HOLDERS

 Depositary Shares

  U.S. Holders of the Depositary Shares will be treated for United States Federal income tax purposes as owners of the shares of the Preferred Stock represented by the Depositary Shares. Accordingly, the United States Federal income tax treatment of U.S. Holders of the Depositary Shares will be the same as the United States Federal income tax treatment of U.S. Holders of shares of the Preferred Stock as described below. In addition, upon the withdrawal of shares of the Preferred Stock in exchange for Depositary Shares, (i) no gain or loss will be realized by an exchanging U.S. Holder, (ii) the tax basis of each share of the Preferred Stock to an exchanging U.S. Holder will be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for shares of the Preferred Stock in the hands of an exchanging U.S. Holder will include the period during which such U.S. Holder held the Depositary Shares exchanged therefor. Hereinafter, references in this summary to holders of the Preferred Stock will mean both holders of shares of the Preferred Stock and holders of Depositary Shares representing shares of the Preferred Stock.

 Dividends and Dividends Received Deduction

  Distributions with respect to shares of the Preferred Stock will be treated as dividends for United States Federal income tax purposes, to the extent paid out of current or accumulated earnings and profits of the Company, as determined for United States Federal income tax purposes. In addition, a U.S. Holder of shares of the Preferred Stock that is a corporation otherwise entitled to the 70% dividends received deduction provided for under Section 243(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), should be entitled to that deduction with respect to those distributions received on the Preferred Stock that are treated as dividends for United States Federal income tax purposes.

  In determining the entitlement to the dividends received deduction, corporate U.S. Holders should consider, as may be more fully set forth in the applicable Prospectus Supplement, (i) the holding period and other requirements of Section 246(c) of the Code and the Treasury regulations promulgated thereunder (under which the dividends received deduction is disallowed in its entirety if a minimum holding period requirement is not satisfied); (ii) the "debt-financed portfolio stock" rules of Section 246A of the Code (under which the dividends received deduction could be reduced or eliminated to the extent that a holder incurs indebtedness directly attributable to its investment in shares of the Preferred Stock); and (iii) Code Section 1059 (under which a corporate U.S. Holder may be required to reduce its tax basis in shares of the Preferred Stock by the "nontaxed portion" of any "extraordinary dividend" it receives from the Company with respect to such shares if it has not held the underlying shares for more than two years before the dividend announcement date).

  To the extent, if any, that distributions made by the Company with respect to shares of the Preferred Stock exceed the current and accumulated earnings and profits of the Company, as determined for United States Federal income tax purposes, such distributions will not constitute dividends for United States Federal income tax purposes. Rather, such distributions will be treated as a return of capital, which will first reduce the U.S. Holder's tax basis in shares of the Preferred Stock and then, to the extent such distributions exceed the U.S. Holder's tax basis in shares of the Preferred Stock, result in short-term or long-term capital gain (depending upon the U.S. Holder's holding period for the shares of the Preferred Stock).

 Redemption Premium

  Under Section 305 of the Code and the Treasury regulations promulgated thereunder, if the redemption price of any series of the Preferred Stock that is redeemable exceeds its issue price, the entire amount of such excess may, in certain circumstances, constitute an unreasonable redemption premium which will be treated as a constructive dividend taken into account by a U.S. Holder each year, generally in the same manner as original issue discount would be taken into account if the Preferred Stock were treated as a debt instrument for United States Federal income tax purposes. Any such constructive dividend would be subject to the same rules applicable to the stated dividends on shares of the Preferred Stock, as described in the discussion of "Dividends and Dividends Received Deduction" above. Any such constructive dividend would also be taken into account for purposes of applying the extraordinary dividends rules of Code
Section 1059 and the amount or period over which such constructive dividends are taken into account could, in certain circumstances, cause some or all of the stated dividends on shares of the Preferred Stock to be treated as extraordinary dividends. The applicable Prospectus Supplement for any series of the Preferred Stock that is redeemable at a price in excess of its issue price will contain a more detailed discussion as to whether a U.S. Holder of such Preferred Stock should include in income any redemption premium under Code
Section 305.

NON-U.S. HOLDERS

 Dividends

  Dividends that are paid to a non-U.S. Holder that are not effectively connected with a trade or business carried on by such non-U.S. Holder in the United States are generally subject to a 30 percent United States withholding tax. Such rate of withholding may be reduced to the extent provided by a tax treaty to which the United States is a party if the recipient of the dividends is entitled to the benefits of the applicable treaty.

  Dividends that are effectively connected with a trade or business carried on in the United States by a non-U.S. Holder or, if an income tax treaty applies, are attributable to a U.S. permanent establishment, generally will be subject to tax at the same rates of tax applicable to U.S. Holders. The determination of whether a person is engaged in a United States trade or business and whether the dividends or gains realized in connection with shares of the Preferred Stock are effectively connected with that trade or business will depend upon the specific facts and circumstances of each non-U.S. Holder. In the case of a non-U.S. Holder that is a corporation, such effectively connected income may be subject to the branch profits tax, which is generally imposed on foreign corporations upon the repatriation from the United States of effectively connected earnings and profits unless an applicable tax treaty eliminates or reduces the rate of such tax.

  Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of the United States

Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations, not currently in effect, however, a non-U.S. Holder of Preferred Stock who wishes to claim the benefit of an applicable tax treaty rate would be required to satisfy certain certification requirements.

  A non-U.S. Holder of Preferred Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service ("IRS").

 Disposition of Shares of the Preferred Stock

  Subject to the discussion below under "Backup Withholding," a non-U.S. Holder generally will not be subject to United States tax on gains realized from the sale or exchange of shares of the Preferred Stock unless (i) such gain is effectively connected with the conduct of a trade or business carried on in the United States, or (ii) the non-U.S. Holder is a non-resident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of such disposition and either the non-U.S. Holder has a "tax home" (as determined for United States Federal income tax purposes) in the United States or the gain is attributable to an office or other fixed place of business maintained by the non-U.S. Holder in the United States (in which case, a 30 percent United States tax is imposed on the amount by which such person's gains derived from United States sources, from the sale or exchange at any time during such taxable year of capital assets, exceed such person's losses allocable to United States sources, from the sale or exchange at any time during such taxable year of capital assets).

 Federal Estate Taxes

  Preferred Stock held by an individual non-U.S. Holder at the time of such individual's death will be includible in such non-U.S. Holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND U.S. INFORMATION REPORTING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments of dividends on shares of the Preferred Stock to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Such payments made to a U.S. Holder must be reported to the IRS unless the U.S. Holder is an exempt recipient or establishes an exemption. Backup withholding and information reporting requirements, other than reporting dividend payments for purposes of the withholding tax discussed above, generally will not apply to dividends paid to non-U.S. Holders that are subject to the 30% withholding tax discussed above (even where such withholding tax is reduced by an applicable tax treaty).

  In addition, the payment of the proceeds from a disposition of shares of the Preferred Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies as to its non-United States status or otherwise establishes an exemption from backup withholding. The payment of the proceeds from the disposition of shares of the Preferred Stock to or through a non-United States office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States Federal income tax purposes or a foreign person 50 percent or more of whose gross income was effectively connected with the conduct of a trade or business within the United States for a specified three-year period, information reporting will apply to such payments unless such broker has documentary evidence in its files of the owner's non-United States status and has no actual knowledge to the contrary, or the owner otherwise establishes an exemption.

                              PLAN OF DISTRIBUTION

  The Company may sell the Securities (i) through MLPF&S as agent, (ii) through public offerings underwritten by MLPF&S or by underwriting syndicates managed or co-managed by MLPF&S or (iii) directly to one or more purchasers. The applicable Prospectus Supplement will set forth the terms of the offering of the Securities to which such Prospectus Supplement relates, including the name of the agent or the name or names of any underwriters with whom the Company has entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities, the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriting compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to the agent, the initial public offering price and the securities exchanges, if any, on which such Securities will be listed.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters to solicit offers by certain institutions to purchase Securities from the Company pursuant to Delayed Delivery Contracts providing for payment and delivery on the date specified in the Prospectus Supplement. Each such contract will be for a number of Securities not less than, and, unless the Company otherwise agrees, the aggregate number of Securities sold pursuant to such contracts shall not be more than, the respective numbers specified in the Prospectus Supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of the Company. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

  Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold and any discounts or commissions received by them from the Company and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

  The underwriters, the agent and their controlling persons may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

  The Prospectus and related Prospectus Supplement may be used by MLPF&S in connection with offers and sales related to market-making transactions in the Securities. MLPF&S may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

  The distribution of Securities will comply with the requirements of Schedule E of the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in offers and sales of the Securities will execute a transaction in the Securities in a discretionary account without the prior written specific approval of the member's customer.

  See "Underwriting" in the accompanying Prospectus Supplement for further information regarding the distribution of the Securities offered hereby.

                             VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for the Company by Brown & Wood, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules of the Company and its subsidiaries included or incorporated by reference in the Company's 1993 Annual Report on Form 10-K, and incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein. The information under the caption "Summary Financial Information" for each of the five years in the period ended December 31, 1993 included in this Prospectus and the Selected Financial Data under the captions "Operating Results", "Financial Position" and "Common Share Data" for each of the five years in the period ended December 31, 1993 included in the 1993 Annual Report to Stockholders of the Company, and incorporated by reference herein, has been derived from consolidated financial statements audited by Deloitte & Touche LLP, as set forth in their reports incorporated by reference herein. Such consolidated financial statements and related financial statement schedules, such Summary Financial Information and Selected Financial Data appearing or incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, have been included or incorporated herein by reference in reliance upon such reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

  With respect to unaudited interim financial information for the periods included in any of the Quarterly Reports on Form 10-Q which may be incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in any such Quarterly Report on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates, except the registration fee.

      Registration fee................................................ $206,898
      Fees and expenses of accountants................................   45,000
      Fees and expenses of counsel....................................  135,000
      NASD fee........................................................   30,500
      Listing fees....................................................  175,000
      Blue Sky fees and expenses......................................   20,000
      Printing expenses...............................................   50,000
      Printing and engraving of Securities............................    4,500
      Rating agency fees..............................................   25,000
      Miscellaneous...................................................    3,500
                                                                       --------
        Total                                                          $695,398
                                                                       ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware, as amended, provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Article XIII, Section 2 of the Restated Certificate of Incorporation of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant shall indemnify its directors and officers to the extent authorized or permitted by the General Corporation Law of the State of Delaware.

  The Form of Underwriting Agreement filed as Exhibit 1 provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claim made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with all of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

ITEM 16.  LIST OF EXHIBITS.

    1    --Form of Underwriting Agreement.
    4(a) --Restated Certificate of Incorporation of the Registrant, as amended
           April 24, 1987, incorporated herein by reference to Exhibit 3(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1992.

    4(b)  --Certificate of Amendment, dated April 29, 1993, of the Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q
            for the quarter ended March 26, 1993.
    4(c)  --Form of Certificate of Designations of the Registrant establishing the rights, preferences, privileges, qualifications, restrictions, and limitations relating to a series of the Preferred Stock.
    4(d)  --Form of certificate representing the Preferred Stock.
    4(e)  --Form of Deposit Agreement.
    4(f)  --Form of Depositary Receipt.
    5     --Opinion of Brown & Wood.
    12    --Computation of Ratio of Earnings to Combined Fixed Charges and
            Preferred Stock Dividend Requirements.
    15    --Letter of Deloitte & Touche LLP regarding unaudited interim financial information.
    23(a) --Consent of Deloitte & Touche LLP.
    23(b) --Consent of Brown & Wood (included in Exhibit 5).
    24    --Power of Attorney (included on page II-4).
    99    --Report of Deloitte & Touche LLP with respect to certain financial data appearing in the Registration Statement.

ITEM 17.  UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to sections 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MERRILL LYNCH & CO., INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF SEPTEMBER, 1994.

                                          MERRILL LYNCH & CO., INC.


                                          By       /s/ Daniel P. Tully
                                             ..................................
                                                      DANIEL P. TULLY
                                             (CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER)

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS DANIEL P. TULLY, JOSEPH T. WILLETT AND STEPHEN
L. HAMMERMAN, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND TO EACH REGISTRATION STATEMENT AMENDED HEREBY, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES WITH MERRILL LYNCH & CO., INC. INDICATED ON THE 2ND DAY OF SEPTEMBER, 1994.

                 SIGNATURE                                TITLE

            /s/ Daniel P. Tully
  ........................................           Chairman of the
             (DANIEL P. TULLY)                           Board,
                                                    President, Chief
                                                        Executive
                                                  Officer and Director

           /s/ Joseph T. Willett
  ........................................             Senior Vice
            (JOSEPH T. WILLETT)                        President,
                                                     Chief Financial
                                                         Officer
                                                     and Controller

           /s/ William O. Bourke
  ........................................              Director
            (WILLIAM O. BOURKE)

  ........................................              Director
              (JILL K. CONWAY)

          /s/ Stephen L. Hammerman
  ........................................              Director
           (STEPHEN L. HAMMERMAN)

                 SIGNATURE                                TITLE
                 ---------                                -----

            /s/ Robert A. Hanson
  ........................................              Director
             (ROBERT A. HANSON)

         /s/ Earle H. Harbison, Jr.
  ........................................              Director
          (EARLE H. HARBISON, JR.)

            /s/ George B. Harvey
  ........................................              Director
             (GEORGE B. HARVEY)

           /s/ Robert P. Luciano
  ........................................              Director
            (ROBERT P. LUCIANO)

            /s/ Aulana L. Peters
  ........................................              Director
             (AULANA L. PETERS)

          /s/ John J. Phelan, Jr.
  ........................................              Director
           (JOHN J. PHELAN, JR.)

           /s/ Charles A. Sanders
  ........................................              Director
            (CHARLES A. SANDERS)

            /s/ William L. Weiss
  ........................................              Director
             (WILLIAM L. WEISS)

                                 EXHIBIT INDEX

                                                                  SEQUENTIALLY
 EXHIBIT NO.                     DESCRIPTION                      NUMBERED PAGE
 -----------                     -----------                      -------------
  1          --Form of Underwriting Agreement.
  4(a)       --Restated Certificate of Incorporation of the
              Registrant, as amended April 24, 1987,
              incorporated herein by reference to Exhibit 3(i)
              to the Registrant's Annual Report on Form 10-K
              for the fiscal year ended December 25, 1992.
  4(b)       --Certificate of Amendment, dated April 29, 1993,
              of the Certificate of Incorporation of the
              Registrant, incorporated herein by reference to
              Exhibit 3(i) to the Registrant's Quarterly Report
              on Form 10-Q for the quarter ended March 26,
              1993.
  4(c)       --Form of Certificate of Designations of the
              Registrant establishing the rights, preferences,
              privileges, qualifications, restrictions, and
              limitations relating to a series of the Preferred
              Stock.
  4(d)       --Form of certificate representing the Preferred
              Stock.
  4(e)       --Form of Deposit Agreement.
  4(f)       --Form of Depositary Receipt.
  5          --Opinion of Brown & Wood.
 12          --Computation of Ratio of Earnings to Combined
              Fixed Charges and Preferred Stock Dividend
              Requirements.
 15          --Letter of Deloitte & Touche LLP regarding
              unaudited interim financial information.
 23(a)       --Consent of Deloitte & Touche LLP.
 23(b)       --Consent of Brown & Wood (included in Exhibit 5).
 24          --Power of Attorney (included on page II-4).
 99          --Report of Deloitte & Touche LLP with respect to
              certain financial data appearing in the
              Registration Statement.